
August 31, 2023

Wilbur L. Ross, Jr.
Chief Executive Officer
Ross Acquisition Corp II
1 Pelican Lane
Palm Beach, FL 33480

> **Re: Ross Acquisition Corp II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 21, 2023**
> **File No. 001-40201**

Dear Wilbur L. Ross, Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Russell Deutsch, Esq.